Exhibit 1

Catalyst Paper Corporation 2nd Floor, 3600 Lysander Lane Richmond, British Columbia Canada V7B 1C3

Tel: 604 247 4400 Fax: 604 247 0512
News Release
February 11, 2008
Catalyst to acquire Snowflake mill from AbitibiBowater and to proceed with C$125 million Rights Offering
Vancouver, BC – Catalyst Paper Corporation (TSX:CTL) today announced that it has entered into a definitive agreement with a subsidiary of AbitibiBowater to acquire its Snowflake Arizona recycled newsprint mill for a total consideration of US$161 million in cash. The purchase price excludes trade receivables of approximately US$19 million that are being retained by AbitibiBowater. The acquisition will be financed through a combination of Catalyst Paper’s revolving credit facilities and a proposed C$125 million rights offering.
The Acquisition
The Snowflake mill, a leading recycled newsprint producer with annual production capacity of 375,000 metric tonnes on two modern paper machines, is regarded as one of the lowest cost newsprint mills in North America. The acquisition of the Snowflake mill will increase Catalyst Paper’s total newsprint production capacity to approximately 980,000 metric tonnes. The mill also houses a corrugating medium machine owned by Smurfit Stone Container Corporation, which is operated by the Snowflake mill. The Apache Railway Company, a short-line railroad operating freight service between Snowflake, AZ and Holbrook, AZ is also included in the transaction.
In 2006, the Snowflake mill generated earnings before interest, taxes, depreciation and amortization (“EBITDA”) of US$58 million on net revenues of US$195 million. For the last 12 months ending September 30, 2007, the Snowflake mill generated EBITDA of US$30 million on net revenues of US$185 million. These EBITDA figures exclude AbitibiBowater corporate charges.
The acquisition of the Snowflake mill assets will provide the company with:
•	one of the lowest-cost newsprint mills in North America;

•	geographic, fibre and currency diversification;

•	the opportunity to expand into one of North America’s fastest growing metropolitan regions, with no other newsprint mill operating within a 1,600 kilometre radius;

•	an energy self-sufficient asset with the potential to sell excess electricity onto the power grid;

•	expected annual synergies of at least US$10 million through increased scale which will provide general overall cost reduction in purchasing, sales, marketing and other services, and optimization of product distribution networks; and

•	favourable business environment and industry hosting conditions.
“Snowflake is a first-class newsprint mill,” noted Richard Garneau, president and chief executive officer of Catalyst Paper. “We are very pleased to announce this transaction as the Snowflake mill will improve our cost-competitiveness, strengthen our presence on the west coast of North America and provide us with a more freight logical way to serve existing as well as new customers. In addition, this acquisition will provide Catalyst with a natural hedge against Canadian dollar fluctuations and is particularly timely in the current environment of virgin fibre supply constraints.”
The acquisition of the Snowflake mill is subject to the consent of the U.S. Department of Justice, other customary conditions and completion of the rights offering financing and is expected to close in the second quarter of 2008. The transacting parties have also agreed to a three-year supply contract under which AbitibiBowater will provide approximately 40% of the Snowflake mill’s recycled fibre supply in the first year, decreasing in proportion over the life of the agreement. Catalyst Paper intends to source the remainder of the mill’s fibre requirements directly from the recycled fibre market in western North America.
Financing the Acquisition
The acquisition will be funded through a combination of debt and equity. Catalyst Paper intends to raise the equity portion by way of a C$125 million rights offering. Catalyst Paper has entered into an oversubscription agreement with Third Avenue International Value Fund (“TAVIX”), a fund related to Third Avenue Management LLC, under which TAVIX has agreed to exercise rights to subscribe for up to C$62.5 million of subscription receipts not otherwise subscribed for under the rights offering. TAVIX, along with other client accounts for which Third Avenue Management LLC serves as investment adviser, is Catalyst Paper’s largest shareholder.
In addition, Catalyst Paper has entered into a standby purchase agreement for the remaining C$62.5 million with BMO Capital Markets and Genuity Capital Markets, pursuant to which the standby purchasers have agreed to take up any subscription receipts not otherwise subscribed for under the rights offering. The remainder of the purchase price consideration will be financed using availability under Catalyst Paper’s revolving credit facilities. The rights offering, which is subject to regulatory approval, will be made pursuant to a prospectus to be filed in each of the provinces of Canada. A registration statement will also be filed with the U.S. Securities and Exchange Commission. Further details of the distribution of the rights will be provided in the prospectus and registration statement.
Under the terms of the rights offering, common shareholders of Catalyst Paper as of a record date which is yet to be determined, will receive rights to subscribe for subscription receipts of Catalyst Paper. Each subscription receipt will be automatically exchanged for one Catalyst Paper common share without additional consideration on completion of the Snowflake mill acquisition. The subscription price under the rights offering will be a 40% discount to the theoretical ex-rights price based on the five-day volume weighted average price of the common shares of the Company on the TSX prior to filing the final prospectus. Application will be made to list the rights for trading on the TSX. The rights will be exercisable for at least 21 days following the date of mailing of the final prospectus.
Board Approval and Financial Advisor
The Board of Directors of Catalyst Paper has approved these transactions. BMO Capital Markets acted as exclusive financial advisor to Catalyst Paper on the acquisition.
Additional Information and Conference Call for Investors
Additional details on the proposed acquisition can be found on the Catalyst Paper website at www.catalystpaper.com. Catalyst Paper will release its annual financial results for the fourth quarter and year-end December 31, 2007 on Wednesday, February 13, 2008. Catalyst Paper’s senior management team will provide summary remarks on the fourth quarter 2007 and additional background on the Snowflake acquisition during a conference call for analysts and investors which will take place on Thursday, February 14, 2008 at 8:00 a.m. Pacific, 11:00 a.m. Eastern. If you wish to participate and are calling from within North America, dial (800) 732-0232. If you are calling from either the Toronto area or outside North America, dial (416) 644-3418. Please place your call 10 minutes prior to the start of the conference, provide the conference administrator with your name and company name, and ask for the Catalyst Paper fourth quarter 2007 earnings conference call or quote reservation number 21260314 followed by the pound sign. Initially, all participants will be in a listen-only mode for a short recap of quarterly results followed by a question and answer session. You will be queued by the conference administrator and polled individually during this portion of the conference. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.
About Catalyst Paper
Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Richmond, British Columbia. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst Paper has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.
Forward-Looking Statements
Certain of the matters set forth in this news release including statements with respect to the anticipated acquisition of the Snowflake mill, production capacity, the achievement of synergies, cost reductions and business efficiencies which may result from the acquisition of the Snowflake mill and the completion of the proposed rights offering are forward looking statements and are subject to risks and uncertainties that may cause such transactions not to be completed or actual results to differ materially from those contained in these statements. In particular, the closing of the acquisition of the Snowflake mill is subject to the fulfilment of various conditions beyond the control of Catalyst including the receipt of required regulatory approvals and the successful completion of the proposed rights offering.
This press release does not constitute an offer to sell nor the solicitation of an offer to purchase, the rights, subscription receipts or common shares of Catalyst Paper. Any offer of these securities in Canada will be made only by way of prospectus and in the United States will be made by way of a registration statement that will be filed by Catalyst Paper with the United States Securities and Exchange Commission. No offer to sell, solicitation of an offer to purchase, or sale will be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.
For more information:

Investors	Media
David Smales, Vice President, Finance	Lyn Brown, Vice President
& Chief Financial Officer	Corporate Relations & Social Responsibility
(604) 247-4011	(604) 247-4713